FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	June	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2. 3.

News Release dated June 16, 2006 (“SmarTone-Vodafone and RIM Launch the BlackBerry 8707v")

News Release dated June 16, 2006 (“Vodafone Netherlands and RIM introduce UMTS-Enabled BlackBerry 8707v")

News Release dated June 16, 2006 (“LUXGSM and RIM Launch the UMTS-enabled BlackBerry 8707v in Luxembourg")

Page No 3 3 3

Document 1

June 16, 2006

FOR IMMEDIATE RELEASE

SmarTone-Vodafone and RIM Launch the BlackBerry 8707v

Hong Kong and Waterloo, ON – SmarTone-Vodafone, Hong Kong’s leading mobile services company, and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), a global leader in wireless innovation, today launched the new BlackBerry® 8707v™.

“The BlackBerry 8707v is a powerful new mobile device that is available in Hong Kong exclusively from SmarTone-Vodafone,” said Mr. Douglas Li, Chief Executive Officer of SmarTone-Vodafone. “The BlackBerry 8707v is the first BlackBerry device that supports high speed UMTS networks as well as roaming in Japan and Korea. SmarTone-Vodafone provides the best 3G network with 99.9% coverage in Hong Kong and the widest 3G roaming destinations with 63 destinations worldwide, making the BlackBerry 8707v an ideal choice for business users and travelers.”

In addition to supporting email, phone, text messaging, browser, organizer and other corporate data applications, the BlackBerry 8707v can be used as a wireless modem to enable mobile users to connect to the Internet from their laptop. It also enables users to speak on the phone while simultaneously sending and receiving email, browsing the Internet or using other data applications, even while the handset is being used as a tethered modem.

The BlackBerry 8707v also comes with Vodafone Today, a unique home screen that summarizes the latest incoming communications — emails, phone calls, text messages and such — enabling users to stay on top of the latest information.

“In Hong Kong’s demanding and fast-paced business environment, timely access to communications and information is essential for business success,” said Norm Lo, Vice President, Asia Pacific at Research In Motion. “With the BlackBerry 8707v, mobile professionals will be better able to stay connected to people and information in a timely fashion, providing a competitive advantage. We are very pleased to bring the BlackBerry 8707v to Hong Kong with SmarTone-Vodafone.”

The BlackBerry 8707v has a bright, high-resolution color landscape QVGA (320 x 240) LCD screen that delivers vivid graphics with ample workspace for reading emails, browsing the Internet or viewing attachments of popular file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG. An intelligent light sensing technology automatically optimizes the screen and keyboard lighting levels for indoor and outdoor viewing.

Operating on 2100 MHz UMTS networks, it also includes quad-band support on 850/900/1800/1900 MHz GSM/GPRS networks, features a full QWERTY keyboard for rapid and accurate thumb typing and includes dedicated “send,” “end,” “mute” and “power” convenience keys.

A built-in speakerphone enables hands-free conversation. The handset can also be used with a wireless headset or car kit via Bluetooth®.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, Microsoft Outlook, IBM Lotus Domino and most popular ISP email accounts) from a single device.

About SmarTone-Vodafone

SmarTone-Vodafone is Hong Kong’s leading mobile services company in multimedia services. Its goal is to better enrich customers’ lives by bringing them closer to what matters to them – a world of greater possibilities and achievements. SmarTone-Vodafone is a GSM operator and a 3G services provider in Hong Kong. The commercial launch of 3G-enabled services at the end of 2004 for both consumers and business users is a key milestone in the company’s development in multimedia services. SmarTone-Vodafone is the marketing brand for SmarTone Mobile Communications Limited following the signing of a Partner Network Agreement with Vodafone. Established in 1992, the company has been listed in Hong Kong since 1996. Its major shareholder is Sun Hung Kai Properties Limited.

For more information, visit www.smartone-vodafone.com.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
(212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 2

June 16, 2006

FOR IMMEDIATE RELEASE

Vodafone Netherlands and RIM introduce UMTS-Enabled BlackBerry 8707v

Maastricht, Netherlands and Waterloo, ON – Vodafone and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today introduced the BlackBerry® 8707v™ in the Netherlands. The UMTS-enabled BlackBerry 8707v allows customers to make voice calls and simultaneously send or receive emails, browse the Internet or use other applications. The BlackBerry 8707v can also be used as a wireless modem for laptops, offering mobile users more choice for how they stay connected to the Internet. The BlackBerry 8707v is available in the Netherlands exclusively from Vodafone.

_________________

Jeroen Hoencamp, Director of Vodafone’s Enterprise Business Unit in the Netherlands comments: “With the BlackBerry 8707v, we introduce the first UMTS-enabled BlackBerry device designed to support a multitude of applications including email, voice, Internet and organizer. This device is designed to meet the needs of even the most demanding users.”

“The BlackBerry 8707v integrates leading hardware, software and network technologies to offer users a truly uncompromising wireless device,” said Charmaine Eggberry, Vice President, EMEA at Research In Motion. “Leveraging the power of Vodafone’s UMTS network, the BlackBerry 8707v brings even more flexibility to users to stay connected while on the go.”

The BlackBerry 8707v features 64 MB flash memory and a bright, high-resolution color landscape QVGA (320 x 240) LCD screen which provides ample workspace to view email, web pages, applications and other information. Intelligent light sensing technology automatically optimizes screen and keyboard lighting levels for indoor and outdoor viewing. The BlackBerry 8707v also integrates attachment viewing that includes support for popular text and image file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG.

The BlackBerry 8707v features an easy-to-use QWERTY keyboard to enable quick and accurate thumb typing and includes dedicated “send,” “end,” “mute” and “power” keys. A built-in speakerphone enables hands-free conversation and convenient conference calls, and the device can also be connected to a wireless headset or car kit via Bluetooth®.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

_________________

Vodafone Libertel N.V.

Vodafone is one of the Netherlands’ largest mobile telecommunication companies and is a member of the worldwide Vodafone Group, the world’s largest mobile community with more than 170 million proportionate customers in five continents, equity interests in 27 countries and Partner Networks in a further 33 countries.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com  or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

Document 3

June 16, 2006

FOR IMMEDIATE RELEASE

LUXGSM and RIM Launch the UMTS-enabled BlackBerry 8707v in Luxembourg

BlackBerry 8707v offers high performance and flexibility for staying connected on the go

Luxembourg and Waterloo, Canada – LUXGSM and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the launch of the UMTS-enabled BlackBerry® 8707v™ for mobile professionals in Luxembourg.

The BlackBerry 8707v supports UMTS networks for national and international connectivity*. It features popular and proven BlackBerry functionality including support for “push” email, phone, text messaging, organizer, browser and other corporate data applications, and can also be used as a tethered modem for laptops. Leveraging LUXGSM’s UMTS network, customers can also speak on the phone and simultaneously send and receive emails, browse the Internet or use other data applications.

“The BlackBerry 8707v is a leap forward in wireless innovation because it elegantly integrates advanced hardware and software technologies in a stylish and light handset, and it also optimizes connectivity and support for UMTS networks,” said Marc Rosenfeld, CEO of LUXGSM “The BlackBerry 8707v is the perfect choice for mobile corporate and individual users that require uncompromising browser, email and voice performance in one device. And with the ability to use the device as a modem for laptops, the BlackBerry 8707v offers users another great way to stay connected.”

“BlackBerry is a proven and popular platform that has been embraced by corporate, government and individual customers around the world for its ability to keep users connected and productive while on the go. We are pleased to work with LUXGSM to offer the BlackBerry 8707v in Luxembourg,” said Charmaine Eggberry, Vice President, EMEA at Research In Motion. “The BlackBerry 8707v leverages the power of the BlackBerry platform and LUXGSM’s UMTS network to provide users with an exceptional mobile experience, including the flexibility to connect in multiple ways and use voice and data applications simultaneously.”

The BlackBerry 8707v features 64 MB flash memory and a bright, high-resolution color landscape QVGA (320 x 240) LCD screen that provides ample workspace to view email, web pages and other mobile applications. An intelligent light sensing technology automatically optimizes the screen and keyboard lighting levels for indoor and outdoor viewing. The BlackBerry 8707v also integrates attachment viewing with support for popular text and image file formats such as Word, Excel, PowerPoint, WordPerfect, PDF, ASCII, JPEG, GIF, BMP, TIFF and PNG.

The BlackBerry 8707v features an easy-to-use QWERTY keyboard for quick and accurate thumb typing and includes dedicated “send”, “end”, “mute” and “power” convenience keys. A built-in speakerphone enables hands-free conversation and the handset can also be connected to a wireless headset or car kit via Bluetooth®.

— more —

The BlackBerry 8707v supports 850/900/1800/1900 MHz GSM/GPRS (quad-band) and 2100 MHz UMTS networks.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise®, and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ enables users to manage up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

_________________

About P&TLuxembourg and LUXGSM

Founded in 1842, P&TLuxembourg is a public service company since 1992. With its 2.700 employees, the company operates postal, financial and telecommunication services. P&TLuxembourg is the leading provider of postal and telecommunication services in Luxembourg. With its lean and easily manageable size, P&TLuxembourg serves private customers as well as business customers including international banks, insurance companies and important European institutions. LUXGSM is the leading mobile network in Luxembourg. Launched in 1994 by P&TLuxembourg with Mobilux and CMD as service providers, LUXGSM has almost 400,000 subscribers. P&T’s 3G-network was launched in June 2003. February 2004 saw the company sign an agreement with Vodafone to exclusively offer LUXGSM to Vodafone customers as well as Vodafone services to LUXGSM customers. For more information, visit www.ept.lu or www.luxgsm.lu.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
E-mail: investor_relations@rim.com

*Check with LUXGSM for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	June 16, 2006	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance